05058955

Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission file number 1-9518

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE
RETIREMENT SECURITY PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PROGRESSIVE CORPORATION
6300 WILSON MILLS ROAD
MAYFIELD VILLAGE, OH 44143

Total Number of Pages: 27
Exhibit Index on Page: 25

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SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Progressive Casualty Insurance Company, as Administrator of
The Progressive Retirement Security Program

By: WT Forrester
W. Thomas Forrester
Vice President

June 24, 2005

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THE PROGRESSIVE CORPORATION
RETIREMENT SECURITY PROGRAM

FINANCIAL STATEMENTS
WITH
AUDITORS' REPORT

December 31, 2004 and 2003

INDEX

Meaden & Moore

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders,
Progressive Corporation

We have audited the accompanying Statement of Net Assets Available for Benefits of THE PROGRESSIVE CORPORATION RETIREMENT SECURITY PROGRAM ("the Plan") as of December 31, 2004 and 2003 and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 17 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Meaden & Moore, Ltd.

MEADEN & MOORE, LTD.
Certified Public Accountants

May 26, 2005
Cleveland, Ohio

Meaden & Moore, Ltd.
(A Meaden & Moore Company)
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511
Akron Charlotte Chicago Cleveland Columbus Naperville New York Orlando Pittsburgh Wooster

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation Retirement Security Program

(000's omitted)

	December 31 2004	December 31 2003
ASSETS		
Pending trade settlement	**$ 912**	$ 512
Investments, at Fair Value:		
Progressive Corporation Common Shares (cost: $216,338 and $203,440)	**578,179**	608,781
Other investments (cost: $471,306 and $357,103)	**550,204**	412,150
	1,128,383	1,020,931
Participant Loans	**20,259**	16,771
Net Assets Available for Benefits	**$ 1,149,554**	$ 1,038,214

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Corporation Retirement Security Program

(000's omitted)

	Year Ended December 31	
	2004	2003
Additions to Net Assets Attributed to:		
Contributions:		
Employer	**$ 39,686**	$ 35,235
Participants'	**63,284**	53,949
Rollovers	**4,886**	4,236
	107,856	93,420
Investment Income:		
Net appreciation in fair value of Progressive Corporation Common Shares	**9,396**	253,054
Net appreciation in fair value of other investments	**31,527**	54,535
Dividends on Progressive Corporation Common Shares	**776**	742
Interest and other dividends	**14,223**	9,517
	55,922	317,848
Total Additions	**163,778**	411,268
Deductions from Net Assets Attributed to:		
Benefits paid to participants	**52,224**	40,126
Other expenses	**214**	147
Total Deductions	**52,438**	40,273
Net Increase	**111,340**	370,995
Net Assets Available for Benefits:		
Beginning of Year	**1,038,214**	667,219
End of Year	**$ 1,149,554**	$ 1,038,214

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Progressive Corporation Retirement Security Program

December 31, 2004 and 2003

1 Description of the Plan

The Progressive Corporation Retirement Security Program (the "Plan") is a defined contribution plan consisting of two parts: the Long Term Savings Plan (the "LTSP") and the Self-Directed Retirement Plan (the "SDRP"), both of which are described below. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

Long Term Savings Plan

General:

The LTSP is designed to encourage employee savings, facilitate employee ownership of Common Shares of The Progressive Corporation (the "Company") and provide benefits upon an employee's retirement, death, disability or termination of employment.

All employees of the Company, and certain of its subsidiaries that have adopted the LTSP, who have met certain requirements are eligible to participate in the Plan after 30 calendar days from the date of employment ("Covered Employee").

Contributions:

Plan participants may contribute to the LTSP, on a pre-tax or post-tax basis, any combination up to 99.98% of eligible compensation. However, participants who are classified as "highly compensated employees" under federal tax law are subject to contribution limits that may vary from year to year. Participant contributions are matched 100% by the Company up to 1% of participant's compensation and 50% of contributions above 1% of compensation up to the next 4% of compensation. Company contributions are payable out of net profits.

Various Internal Revenue Code regulations concerning both employee and Company contributions may limit the contribution amounts defined above. The Company has the right to limit these contributions to conform to applicable regulations.

1 Description of the Plan, Continued

Vesting:

The portion of the participant's account in the LTSP attributable to the participant's own contributions, including earnings thereon, vests immediately. Each participant's interest in the Company's matching contributions vests under the following schedule, based on years of service:

Years of Service	Percentage
1	25%
2	50%
3	75%
4	100%

Company matching contributions immediately vest if a participant reaches age 65, becomes disabled or dies while employed by the Company. Company contributions forfeited during 2004 and 2003 were $936,580 and $1,731,866, respectively.

As of December 31, 2004 and 2003, total accumulated forfeiture balances were $1,443,451, and $1,540,993, respectively. These forfeitures are being held pending reinstatements to rehired employees. During 2004 and 2003, accumulated forfeitures were used to reduce Company contributions by $1,000,000 and $580,000, respectively.

Investment Options for Company Match:

Company-matching contributions are invested according to participants' elections.

Participant Loans:

Participants may borrow up to 50% of their total vested account balance from a minimum of $1,000 up to a maximum of $50,000 in $100 increments. Two loans may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. Loan repayment periods are up to four years. The loans are secured by the balance in the participant's account and bear interest at the same rate throughout the life of the loan.

New loans carry an interest rate of 1% above the prime rate at the inception of the loan. This rate is adjusted quarterly for new loans. Principal and interest are paid through bi-weekly payroll deductions. A $35 loan initiation fee and a quarterly maintenance fee of $3.75 will be deducted from the participant's account for each new loan.

1 Description of the Plan, Continued

Participant Loans, Continued:

Effective January 1, 2003, loan repayments may be suspended for up to (1) year in case of an approved leave of absence. Loans to participants on a leave of absence due to Qualified Military Leave, will be automatically suspended for the period of the Qualified Military Leave.

Effective January 1, 2004, participants who terminate employment at the time a loan is outstanding may arrange with the Administrator to continue to repay the loan by method of automatic or electronic withdrawals or debits from a financial institution known as "ACH" debits.

Self-Directed Retirement Plan

General:

The primary purpose of the SDRP is to provide benefits upon a participant's or former participant's retirement, death, disability or termination of employment.

All employees of the Company and certain of its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the entry date coincident with or immediately following the date such covered employee completes one year of service, has 1,000 hours of service within a service year and has attained age twenty-one (21).

Contributions:

The SDRP provides for the following contribution rates for employees who meet the age and service requirements.

Contribution Rate	Length of Service
1%	One year but less than five years
2%	Five years but less than ten years
3%	Ten years but less than fifteen years
4%	Fifteen years but less than twenty years
5%	Twenty years or more

Contribution rates are applied to eligible compensation not exceeding the social security wage base.

11

1 Description of the Plan, Continued

Vesting:

Company contributions are 100% vested upon completion of five years of service.

Company contributions fully vest in less than five years if while employed by the Company, a participant retires at age 65, becomes permanently and totally disabled or dies. Upon termination, non-vested Company contributions are forfeited. Company contributions forfeited during 2004 and 2003 were $856,544 and $860,070, respectively.

As of December 31, 2004 and 2003, total accumulated forfeiture balances were $930,381 and $1,096,298, respectively. These forfeitures are being held pending reinstatements to rehired employees. During 2004 and 2003, accumulated forfeitures were used to reduce Company contributions by $1,000,000 and $420,000, respectively.

2 Summary of Significant Accounting Policies

Basis of Accounting:

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles ("GAAP").

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported and the accompanying notes. Actual results could differ from those estimates.

Investment Valuation:

The investment in The Progressive Corporation Stock Fund is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the Brokerage Accounts are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

2 Summary of Significant Accounting Policies, Continued

Investment Valuation, Continued:

Investment securities are exposed to various risks such as interest rate, market and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect the Plan's investments.

Security transactions in The Progressive Corporation Stock Fund are recorded on a trade date basis. All other security transactions are recorded on a settlement date basis. The use of a transaction or trade date basis would not have a material effect on the overall statements of net assets available for benefits or changes in net assets available for benefits as of December 31, 2004 or 2003.

Realized gains and losses on the sale of securities are determined based on the average cost of the securities sold from the Trust's assets. Realized gains and losses on the distribution of Company Common Shares are determined based on the historical cost of the shares distributed.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on an accrual basis.

Funding:

Participant and employer contributions are funded on a bi-weekly basis generally coincident with the pay date.

Expenses:

Administrative expenses of the Plan, including trust management, legal, and other fees, are paid by the Company and are not expenses paid by the Plan. Investment management fees are expenses of the Plan, but are netted against investment income. Transaction fees for loan initiation, quarterly loan maintenance, exchanges of Company stock and short-term fund trading are expenses of the Plan.

Reclassifications:

Certain prior year amounts have been reclassified to conform with the current year's presentation.

3 Participant Accounts

Each participant's account is credited with the participant's LTSP contribution and Company match, Company SDRP contributions and an allocation of earnings. Allocations are based on the portion of each participant's account balance to the total account balances for all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

The Plan uses the share value method for allocating Plan earnings. The share values are determined on a daily basis and are presented excluding contributions receivable and benefits payable. The total number of shares and share values as of December 31, by fund, are as follows:

Investment Options	Total Number of Shares	Net Asset Share Values
2004		
Fidelity Freedom Income Fund	176,761.30	11.27
Fidelity Freedom 2000 Fund	53,216.96	12.08
Fidelity Freedom 2005 Fund	1,020.49	10.80
Fidelity Freedom 2010 Fund	283,952.26	13.62
Fidelity Freedom 2015 Fund	31,788.96	11.05
Fidelity Freedom 2020 Fund	739,946.74	13.96
Fidelity Freedom 2025 Fund	14,761.11	11.28
Fidelity Freedom 2030 Fund	1,308,687.05	14.08
Fidelity Freedom 2035 Fund	14,847.39	11.44
Fidelity Freedom 2040 Fund	345,251.38	8.27
Fidelity Retirement Money Market Portfolio	8,859,615.15	1.00
Fidelity Managed Income Portfolio II-Class 2	129,653,903.21	1.00
Fidelity U.S. Bond Index Fund	2,793,262.48	11.14
Oakmark Equity and Income Fund-Class 1	1,309,470.48	23.50
Washington Mutual Investors Fund-Class A	258,765.39	30.78
American Beacon Small Cap Value-Plan Ahead	207,435.37	19.91
Fidelity Dividend Growth Fund	2,196,842.02	28.49
Vanguard Institutional Index Fund	595,867.59	110.71
Fidelity Low-Priced Stock Fund	1,340,247.77	40.25
Fidelity Mid-Cap Stock Fund	1,490,252.44	23.45
Wasatch Small Cap Growth Fund	213,080.87	39.46
Fidelity Diversified International Fund	1,804,176.69	28.64
The Progressive Corporation Stock Fund	6,814,931.92	84.84

3 Participant Accounts, Continued

Investment Options	Total Number of Shares	Net Asset Share Values
2003		
Fidelity Freedom Income Fund	37,079.40	11.09
Fidelity Freedom 2000 Fund	25,141.12	11.78
Fidelity Freedom 2010 Fund	220,077.67	13.02
Fidelity Freedom 2020 Fund	536,410.68	13.02
Fidelity Freedom 2030 Fund	1,051,439.47	12.95
Fidelity Freedom 2040 Fund	100,575.73	7.56
Fidelity Retirement Money Market Portfolio	4,396,011.10	1.00
Fidelity Managed Income Portfolio II-Class 2	106,349,097.02	1.00
Fidelity U.S. Bond Index Fund	2,458,722.54	11.19
Oakmark Equity and Income Fund-Class 1	973,847.57	22.02
Washington Mutual Investors Fund-Class A	107,746.17	28.78
Fidelity Dividend Growth Fund	1,974,218.44	27.30
Vanguard Institutional Index Fund	514,005.40	101.78
Fidelity Low-Priced Stock Fund	1,007,089.11	34.98
Fidelity Mid-Cap Stock Fund	1,234,810.43	21.57
Wasatch Small Cap Growth Fund	140,145.77	35.61
Fidelity Diversified International Fund	1,435,158.46	24.12
The Progressive Corporation Stock Fund	7,282,937.14	83.59

4 Investment Programs

Participants have the option of investing their LTSP contributions and Company SDRP contributions in the funds listed below. They can also transfer between all funds. Income generated from these funds is reinvested in the respective funds. As of December 31, 2004 and 2003, there were 27,610 and 25,453 Plan participants, respectively.

A brief description of each of the investment options follows:

Fidelity Freedom Income Fund

The fund seeks to provide high current income. The fund allocates all assets in a combination of underlying Fidelity mutual funds in a predetermined mix of equity (20%), fixed-income (40%), and money market (40%) investments. Designed for those already in retirement, it emphasizes bond and money market mutual funds and seeks to maintain a stable asset allocation from year to year.

4 Investment Programs, Continued

Fidelity Freedom 2000 Fund

The fund seeks to provide high total returns for those planning to retire around 2000. The fund allocates all assets in a combination of underlying Fidelity mutual funds in a predetermined mix of equity (22%), fixed-income (39%), and money market (39%) investments. The fund will continue to invest after the target retirement date, but will become increasingly conservative over time until the fund's target allocation matches that of the Fidelity Freedom Income Fund.

Fidelity Freedom 2005 Fund

The fund seeks to provide high total returns for those planning to retire around 2005. The fund allocates all assets in a combination of underlying Fidelity mutual funds in a predetermined mix of equity (45%), fixed-income (45%), and money market (10%) investments. The fund will continue to invest after the target retirement date, but will become increasingly conservative over time until the fund's target allocation matches that of the Fidelity Freedom Income Fund.

Fidelity Freedom 2010 Fund

The fund seeks to provide high total returns for those planning to retire around 2010. The fund allocates all assets in a combination of underlying Fidelity mutual funds in a predetermined mix of equity (45%), fixed-income (45%), and money market (10%) investments. The fund will continue to invest after the target retirement date, but will become increasingly conservative over time until the fund's target allocation matches that of the Fidelity Freedom Income Fund.

Fidelity Freedom 2015 Fund

The fund seeks to provide high total returns for those planning to retire around 2015. The fund allocates all assets in a combination of underlying Fidelity mutual funds in a predetermined mix of equity (55%), fixed-income (39%), and money market (6%) investments. The fund will continue to invest after the target retirement date, but will become increasingly conservative over time until the fund's target allocation matches that of the Fidelity Freedom Income Fund.

Fidelity Freedom 2020 Fund

The fund seeks to provide high total returns for those planning to retire around 2020. The fund allocates all assets in a combination of underlying Fidelity mutual funds in a predetermined mix of equity (69%) and fixed-income (31%) investments. The fund will continue to invest after the target retirement date, but will become increasingly conservative over time until the fund's target allocation matches that of the Fidelity Freedom Income Fund.

4 Investment Programs, Continued

Fidelity Freedom 2025 Fund

The fund seeks to provide high total returns for those planning to retire around 2025. The fund allocates all assets in a combination of underlying Fidelity mutual funds in a predetermined mix of equity (75%) and fixed-income (25%) investments. The fund will continue to invest after the target retirement date, but will become increasingly conservative over time until the fund's target allocation matches that of the Fidelity Freedom Income Fund.

Fidelity Freedom 2030 Fund

The fund seeks to provide high total returns for those planning to retire around 2030. The fund allocates all assets in a combination of underlying Fidelity mutual funds in a predetermined mix of equity (82%) and fixed-income (18%) investments. The fund will continue to invest after the target retirement date, but will become increasingly conservative over time until the fund's target allocation matches that of the Fidelity Freedom Income Fund.

Fidelity Freedom 2035 Fund

The fund seeks to provide high total returns for those planning to retire around 2035. The fund allocates all assets in a combination of underlying Fidelity mutual funds in a predetermined mix of equity (84%) and fixed-income (16%) investments. The fund will continue to invest after the target retirement date, but will become increasingly conservative over time until the fund's target allocation matches that of the Fidelity Freedom Income Fund.

Fidelity Freedom 2040 Fund

The fund seeks to provide high total returns for those planning to retire around 2040. The fund allocates all assets in a combination of underlying Fidelity mutual funds in a predetermined mix of equity (87%) and fixed-income (13%) investments. The fund will continue to invest after the target retirement date, but will become increasingly conservative over time until the fund's target allocation matches that of the Fidelity Freedom Income Fund.

Fidelity Retirement Money Market Portfolio

The fund seeks to provide as high a level of current income as is consistent with the preservation of principal and liquidity. The fund seeks to preserve the value of your investment at $1.00 per share. The fund invests in U.S. dollar denominated money market securities and repurchase agreements for those securities, and may enter into reverse repurchase agreements.

4 Investment Programs, Continued

Fidelity Managed Income Portfolio II-Class 2 (MIP II)

The portfolio seeks to preserve the principal investment while earning interest income. The portfolio invests in investment contracts issued by major insurance companies and other approved financial institutions as well as certain types of fixed-income securities. A small portion of MIP II is invested in a money market fund to provide daily liquidity.

Fidelity U.S. Bond Index Fund

The fund's objective is to replicate, as closely as possible, the total return performance of the Lehman Brothers Aggregate Bond Index. The fund's strategy is to maximize long-term returns and minimize turnover by investing in a well-diversified fixed-income portfolio that matches the overall risk/return characteristics of the index. The fund will invest at least 80% of assets in securities included in the index. The index is composed of the Lehman Brothers Government Bond index, Corporate Bond index, and Mortgage-Backed Securities index.

Oakmark Equity and Income Fund-Class 1

The fund seeks to provide high current income and preservation of capital by investing primarily in a diversified portfolio of U.S. equity and fixed-income securities. To select equity investments, the advisor focuses on securities it believes to be undervalued, then evaluates them based on quality of management, position within the industry, and degree of pricing power. The fund is intended to present a balanced investment program between growth and income.

Washington Mutual Investors Fund-Class A

This fund's objective is to produce current income and to provide an opportunity for growth. The fund invests primarily in common stocks of larger, more established companies that have a strong record of earnings and dividends. The fund must be fully invested (95%) in the stocks of U.S. companies that meet the fund's criteria, which include specific guidelines for return of capital, financial strength, and dividend payment.

American Beacon Small Cap Value Fund-Plan Ahead Class

This fund's goal is long-term capital appreciation and current income. The fund primarily invests at least 80% of the total assets of the fund in equity securities of U.S. companies with market capitalizations of $2.6 billion or less at the time of investment. The fund's investments may include common stocks, preferred stocks, securities convertible into common stocks, and U.S. dollar-denominated American Depository Receipts.

4 Investment Programs, Continued

Fidelity Dividend Growth Fund

The fund seeks to provide capital appreciation by investing primarily in common stocks. The fund does not invest for income, but rather, invests at least 80% of total assets in companies that FMR believes have the potential for dividend growth by either increasing dividends or by commencing dividends, if none are currently paid. The fund may invest in domestic and foreign securities.

Vanguard Institutional Index Fund

This fund's goal is to provide the potential for long-term growth of capital and dividend income by matching the performance and risk of the S&P 500 Index. The fund invests all or substantially all of its assets in the stocks that make up the Index, which is dominated by the stocks of large U.S. companies. The correlation between the performance of the fund and that of the index is expected to be 0.95 or higher.

Fidelity Low-Priced Stock Fund

The fund's objective is growth of capital. The Fund normally invests at least 80% of assets in low-priced stocks, which can lead to investments in small and medium-sized companies. The Fund invests in domestic and foreign issuers, and will invest in either growth or value stocks or both.

Fidelity Mid-Cap Stock Fund

This fund's goal is long-term capital appreciation. The fund normally invests at least 80% of assets in common stocks of domestic and foreign companies with medium market capitalizations (similar to companies in the S&P MidCap 400 Index). The fund may potentially invest in companies with smaller or larger market capitalizations. It invests in either growth stocks or value stocks or both.

Wasatch Small Cap Growth Fund

This fund seeks to provide long-term capital growth. The fund invests primarily in the common stocks of companies with market capitalizations of less than $2.5 billion and believed to have superior growth prospects. The factors analyzed to evaluate growth potential include earnings per share, market share, operating margins, and sustainable competitive advantage.

4 Investment Programs, Continued

Fidelity Diversified International Fund

The fund's objective is long-term growth of capital attained by investing primarily in common stocks of issuers outside the United States. Foreign investments involve greater risks due to political and economic uncertainties of foreign countries, as well as the risk of currency fluctuations. To select securities, the fund utilizes a computer-aided quantitative analysis in conjunction with fundamental research. The computer model reviews historical earnings, dividend yields, and earnings-per-share.

The Progressive Corporation Stock Fund

This fund is administered as a Pooled Stock Account, which is primarily, invested in Common Shares of The Progressive Corporation. The primary objective of The Progressive Corporation Stock Fund is to provide long-term capital appreciation.

Fidelity BrokerageLink/Brokerage Account

This option allows the participant to buy, sell or trade in numerous mutual funds and all publicly traded bonds and stocks except Progressive Company Shares. The participant is responsible for the annual fee for account maintenance and all trading costs associated with the securities selected.

5 Related Party Transactions

The fund investment options include The Progressive Corporation Stock Fund. This fund consists of shares of the Company's common stock.

Certain Plan investment choices are Fidelity mutual funds managed by Fidelity Management & Research Company (FMR Co.). Fidelity Management Trust Company (FMTC) is the current trustee and along with FMR Co. is a subsidiary of FMR Corp. These transactions, therefore, qualify as related party transactions.

6 Income Tax Status

The Plan obtained its latest determination letter on June 6, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

SCHEDULE H-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
Part IV Line 4i

The Progressive Corporation Retirement Security Program

Plan No. 003
EIN 34-0963169

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity	176,761.30 shares of Fidelity Freedom Income Fund	N/A	$ 1,992,100
*	Fidelity	53,216.96 shares of Fidelity Freedom 2000 Fund	N/A	642,861
*	Fidelity	1,020.49 shares of Fidelity Freedom 2005 Fund	N/A	11,021
*	Fidelity	283,952.26 shares of Fidelity Freedom 2010 Fund	N/A	3,867,430
*	Fidelity	31,788.96 shares of Fidelity Freedom 2015 Fund	N/A	351,268
*	Fidelity	739,946.74 shares of Fidelity Freedom 2020 Fund	N/A	10,329,656
*	Fidelity	14,761.11 shares of Fidelity Freedom 2025 Fund	N/A	166,505
*	Fidelity	1,308,687.05 shares of Fidelity Freedom 2030 Fund	N/A	18,426,314
*	Fidelity	14,847.39 shares of Fidelity Freedom 2035 Fund	N/A	169,854
*	Fidelity	345,251.38 shares of Fidelity Freedom 2040 Fund	N/A	2,855,229
*	Fidelity	8,859,615.15 shares of Fidelity Retirement Money Market Portfolio	N/A	8,859,615
*	Fidelity	129,653,903.21 shares of Fidelity Managed Income Portfolio II-Class 2	N/A	129,653,903
*	Fidelity	2,793,262.48 shares of Fidelity U.S. Bond Index Fund	N/A	31,116,944
	Harris Associates L.P.	1,309,470.48 shares of Oakmark Equity and Income Fund	N/A	30,772,556
	Capital Research and Mgmt Co.	258,765.39 shares of Washington Mutual Investors Fund-Class A	N/A	7,964,799
	American Beacon Advisors	207,435.37 shares of American Beacon Small Cap Value-Plan Ahead Class	N/A	4,130,038
*	Fidelity	2,196,842.02 shares of Fidelity Dividend Growth Fund	N/A	62,588,029
	The Vanguard Group	595,867.59 shares of Vanguard Institutional Index Fund	N/A	65,968,501
*	Fidelity	1,340,247.77 shares of Fidelity Low-Priced Stock Fund	N/A	53,944,973
*	Fidelity	1,490,252.44 shares of Fidelity Mid-Cap Stock Fund	N/A	34,946,420
	Wasatch Advisors, Inc.	213,080.87 shares of Wasatch Small Cap Growth Fund	N/A	8,408,171
*	Fidelity	1,804,176.69 shares of Fidelity Diversified International Fund	N/A	51,671,620
	Brokerage Account	Various Common Stocks	N/A	9,391,977
	Brokerage Account	Various Mutual Funds	N/A	11,969,269
	Brokerage Account	Various Rights/Warrants	N/A	145
	Brokerage Account	Various Government Debt	N/A	4,828
				550,204,026
*	The Progressive Corporation	6,814,931.92 shares of Progressive Corporation Common Stock	N/A	578,178,824
*	Participant Loans	5.00% to 10.00% at various maturities; participant account balances as collateral	N/A	20,259,706
				$ 1,148,642,556

*Party-in-interest

THE PROGRESSIVE
RETIREMENT SECURITY PROGRAM

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT	PAGE NO.*
23	1	Consent of Meaden & Moore, Ltd. Independent Auditors to incorporate by reference their unqualified report dated May 26, 2005	26

* Page references appear only in the sequentially paginated Annual Report on Form 11-K as filed in accordance with SEC Rules 0-3 (b) and (c). No other Annual Reports on Form 11-K are similarly paginated.

I:\LEGAL\Dmc\L050311 (11-K RSP)\11K2004.doc

Exhibit No. 1

Consent of Meaden & Moore, Ltd.
Independent Auditors,
to incorporate by reference
their report dated May 26, 2005

I:\LEGAL\Dmc\L050311 (11-K RSP)\11K2004.doc

Meaden&Moore

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation in a Registration Statement on Form S-8 (Files Number 33-51034 and 333-41238 filed on August 20, 1992 and July 12, 2000, respectively) of our report dated May 26, 2005, on the audit of the financial statements of The Progressive Retirement Security Program for the years ended December 31, 2004 and 2003.

Meaden & Moore, Ltd.

MEADEN & MOORE, LTD.
Certified Public Accountants

June 20, 2005
Cleveland, Ohio

Meaden & Moore, Ltd.

(A Meaden & Moore Company)

1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511